Exhibit 99.H.24

ROBO GLOBAL® ROBOTICS AND AUTOMATION INDEX ETF SERIES

ROBO GLOBAL® HEALTHCARE TECHNOLOGY AND INNOVATION ETF SERIES

AMENDED AND RESTATED NEW FUND ADDENDUM DATED MAY 28, 2019 TO
AMENDED AND RESTATED ADMINISTRATION AGREEMENT
DATED AS OF NOVEMBER 10, 2011
BETWEEN
EXCHANGE TRADED CONCEPTS TRUST ON BEHALF OF
ROBO GLOBAL® ROBOTICS AND AUTOMATION INDEX ETF, AND
ROBO GLOBAL® HEALTHCARE TECHNOLOGY AND INNOVATION ETF
AND
SEI INVESTMENTS GLOBAL FUNDS SERVICES

Relationship to Agreement:	Except as specifically set forth herein, defined terms used in this Amended and Restated New Fund Addendum shall have the meaning set forth in the Agreement. Upon executing this Amended and Restated New Fund Addendum, the Series shall be included in the terms and conditions of the Agreement as if the same had been an original party thereto. In the event of a conflict between the terms set forth in this Amended and Restated New Fund Addendum and any terms set forth in the Agreement, the terms set forth in this Amended and Restated New Fund Addendum shall govern, but solely with respect to the Series described herein. For purposes of clarity, this Amended and Restated New Fund Addendum replaces in its entirety the previously executed August 1, 2017 New Fund Addendum.

Series:	The ROBO Global® Robotics and Automation Index ETF and ROBO Global® Healthcare Technology and Innovation ETF

Fees:	The following fees are due and payable monthly to the Administrator pursuant to Section 8 of the Agreement out of the assets of the Series, except to the extent the Advisor agrees to pay or reimburse the Series’ expenses, in which case such fees shall be paid by the Advisor. The Series will be charged the greater of its Asset Based Fee or its Annual Minimum Fee, in each case calculated in the manner set forth below.

Asset Based Fee:	The Asset Based Fee shall be calculated based on the aggregate average daily net assets of the Series during the relevant period as follows:

xx bps on the first $xx billion in assets;
xx bps on the next $xx billion in assets: and
xx bps on all assets in excess of $xx billion

Annual Minimum Fee:	The Annual Minimum Fee shall be $xx per Series per annum; provided however, that with respect to each new Series added hereunder (including for the avoidance of doubt, ROBO Global® Healthcare Technology and Innovation ETF), the Annual Minimum Fee shall be reduced to equal $xx from the date on which Administrator first calculates a Series’ net asset value (each. a “Series Live Date”) through the one year anniversary of the Series Live Date, $xx from the one year anniversary of the Series Live Date through the two year anniversary of the Series Live Date, and $xx from the two year anniversary of the Series Live Date through the three year anniversary of the Series Live Date.

Out of Pocket Expenses:

All reasonable out of pocket expenses (i.e., blue sky fees, fulfillment charges, pricing service fees, postage, registration fees, facsimile and telephone charges) incurred by the Administrator on behalf of the Series will be billed to the Series quarterly in arrears.

Annual CPI Increase:	The fees payable hereunder shall be subject to one annual increase at the Administrator’s discretion, equal to the percentage increase in the Philadelphia Consumer Price Index since the Effective Date with respect to the first such increase and since the date of the immediately preceding increase with respect to all subsequent increases: provided, however, that the Administrator shall notify the Advisor of the Series of its intent to effectuate any such increase at least thirty days prior to the effective date of such increase.

Reorganization Fees:	The Advisor shall pay the Administrator a transaction charge equal to $xx in connection with each Reorganization Event to which the Series is a party. For purposes of the foregoing, a “Reorganization Event” means any material change in the organizational structure of the Series, including, without limitation, any merger, acquisition or divestiture of all or any portion of the assets of the Series as well as any acquisition or merger transaction between the Series and any other fund.

Operational Automation:	A critical component of the Administrator’s services is fund valuations. Automated trade delivery and receipt between the Advisor and Administrator is critical to high quality service. Accordingly, Administrator and the Advisor of the Series agree to use best efforts to implement automated trade delivery and receipt as soon as practicable after the Series’ establishment in the Trust.

Term:	The term of this Amended and Restated New Fund Addendum shall continue in effect with respect to the Series from and after the date set forth above through and until July 31, 2021 (the “Initial Term”). Following expiration of the Initial Term, this Amended and Restated New Fund Addendum shall continue in effect for successive periods of one year (each. a “Renewal Term”).

Termination:	This Amended and Restated New Fund Addendum may be terminated only: (a) by either party at the end of the Initial Term or the end of any Renewal Term on ninety (90) days prior written notice; (b) by either party hereto on such date as is specified in written notice given by the terminating party, in the event of a material breach of this Agreement by the other party, provided the terminating party has notified the other party of such material breach at least ninety days prior to the specified date of termination and the breaching party has not remedied such breach by the specified date; or (c) as to any portfolio, upon forty-five days prior written notice, effective (i) upon the reorganization or merger of a portfolio into another entity, provided that the Administrator or one of its affiliates enters into a written agreement to provide administration services on behalf of such surviving entity, or (ii) upon any “change of control” of the Advisor by sale, merger, reorganization, acquisition or other disposition of substantially all of the assets of the Advisor to a third party, provided that the Administrator or one of its affiliates enters into a written agreement to provide administration services on behalf of the third party or surviving entity. For purposes of this paragraph, the term “change of control” shall mean any transaction that results in the transfer of right, title and ownership of twenty-five (25) percent or more of the equity interests of the Advisor to a third party.

Early Termination:	Subject to the terms and conditions set forth in this paragraph, the parties may agree to terminate this Amended and Restated New Fund Addendum on or before the expiration of the then current term (hereinafter, an “Early Termination”). In the event the parties agree to an Early Termination, the parties will agree upon the effective date of such Early Termination and, on or before such effective date, the Series shall (i) not be in material breach of the Agreement (including this Amended and Restated New Fund Addendum) and (ii) pay the Buyout Amount to the Administrator in the manner set forth below. As used herein, the term “Buyout Amount” shall mean the amount that is equal to (1) the average monthly fee payable by the Series to the Administrator hereunder during the six month period (or such shorter period if fewer than six months have elapsed since the effective date of this Amended and Restated New Fund Addendum) immediately preceding the mutual agreement called for in this paragraph multiplied by (2) the number of months remaining in the then current term (including any Renewal Term to which the Series is already committed). The Series shall pay the Buyout Amount to the Administrator on or before the effective date of the Early Termination by means of wire or other immediately available funds.

Advisor Expense Repayment:	Any and all out of pocket fees, costs, or expenses advanced by the Administrator, in its sole discretion on behalf of the Series or the undersigned Advisor, as a result of any failure to fully satisfy and comply with any and all applicable portfolio expense caps or expense ratio limits, shall be the responsibility of the Advisor and shall be promptly repaid to the Administrator (“Repayment Obligation”). Any such Repayment Obligation of the Advisor shall survive: (i) the termination of the Agreement and this Amended and Restated New Fund Addendum thereto, (ii) any merger or liquidation of any subject portfolio, unless and until the Repayment Obligation is indefeasibly paid in full.

Notice to Advisor:	Name of Party or Parties: Exchange Traded Concepts, LLC Name of Contact: Garrett Stevens
Address: 2545 S. Kelly Avenue, Suite C, Edmond, OK 73013
Telephone No.: 405.778.8377
Facsimile No.: 405.778.8375
Email Address: garrett@exchangetradedconcepts.com

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IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated New Fund Addendum by their duly authorized representatives as of the day and year first above written.

EXCHANGE TRADED CONCEPTS TRUST
on behalf of the ROBO Global® Robotics and Automation Index ETF, and
ROBO Global® Healthcare Technology and Innovation ETF

BY:	/s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: President

SEI INVESTMENTS GLOBAL FUNDS SERVICES

BY:	/s/ John Alshefski
Name: John Alshefski
Title: Senior Vice President

AGREED TO AND ACCEPTED BY:

EXCHANGE TRADED CONCEPTS, LLC
Adviser to the ROBO Global® Robotics and Automation Index ETF, and
ROBO Global® Healthcare Technology and Innovation ETF

BY:	/s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: Chief Executive Officer